UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2023

000-56241

(Commission File Number)

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

400 W Erie St Suite 110

Chicago, IL 60654

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Exhibit Index

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended June 30, 2023 and 2022

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2023 and 2022

99.3	Management Information Circular of the Corporation dated May 24, 2023, prepared in connection with an annual general meeting of shareholders held on June 30, 2023

99.4	News Release dated August 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2023	CRESCO LABS INC.

	By:	/s/ Charles Bachtell
		Name:	Charles Bachtell
		Title:	Chief Executive Officer